EXHIBIT 99.1

Costamare Inc. Announces Completion of the Costamare Bulkers Holdings Limited Spin-Off

MONACO , May 07, 2025 (GLOBE NEWSWIRE) -- Costamare Inc. (NYSE:CMRE) (the “Company”) announced today that it has completed the spin-off of its dry bulk business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”). Each holder of Costamare Inc. common shares received one common share of Costamare Bulkers Holdings Limited for every five Costamare Inc. common shares held as of the close of business on April 29, 2025.

The successful execution of the Costamare Bulkers spin-off transforms Costamare Inc. into a predominantly global container shipping provider, while still maintaining its presence in Neptune Maritime Leasing.

Costamare Bulkers shares will be listed and commence trading today on the NYSE under the ticker symbol “CMDB” from 9:30 a.m., New York City time. Costamare Inc. will continue to trade on the NYSE under the ticker symbol “CMRE.”

About Costamare Inc.
Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 owned containerships, with a total capacity of approximately 513,000 TEU. The Company also participates in a leasing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions, or by express or implied discussions regarding the spin-off of Costamare Bulkers, regarding whether the spin-off is in the best interests of shareholders, regarding the future commercial performance of Costamare Inc., or regarding any potential strategic benefits, synergies or opportunities as a result of these actions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that Costamare Inc. will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions, that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers will be in the best interests of shareholders. For a discussion of some of the risks and important factors that could affect future results, see the discussions in the Company’s Annual Report on Form 20-F (File No. 001-34934) and Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com